EXHIBIT 99.1

FIRSTSERVICE CORPORATION

MATERIAL CHANGE REPORT

(Form 51-102F3)

1.	Name and Address of Company

FirstService Corporation (“FirstService”)

1255 Bay Street, Suite 600

Toronto, Ontario M5R 2A9

2.	Date of Material Change

September 29, 2022

3.	News Release

A news release was disseminated on September 29, 2022 through Globe Newswire.

4.	Summary of Material Change

On September 29, 2022, FirstService announced that it had entered into two new revolving, uncommitted financing facilities (the “Facilities”) for potential future private placement issuances of senior unsecured notes (“Notes”) aggregating $450 million with its existing lenders, NYL Investors LLC (“New York Life”) of up to US$150 million and PGIM Private Capital, the direct private debt and structured equity investment affiliate of PGIM, Inc. (“Prudential”), of up to US$300 million, in each case, net of any existing Notes held by them. The Facilities each have a three-year term ending September 29, 2025. FirstService has the ability to issue incremental Note tranches under the Facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by FirstService, and with coupon pricing determined at the time of each Note issuance. As part of the closing of the New York Life facility, FirstService issued, on a private placement basis to New York Life, US$60 million of 4.53% Notes due September 29, 2032.

5.	Full Description of Material Change

On September 29, 2022, FirstService announced that it had entered into two new Facilities for potential future private placement issuances of Notes aggregating $450 million with its existing lenders, New York Life of up to US$150 million and Prudential of up to US$300 million, in each case, net of any existing Notes held by them. The Facilities each have a three-year term ending September 29, 2025. FirstService has the ability to issue incremental Note tranches under the Facilities, subject to acceptance by New York Life or Prudential, with varying maturities as determined by FirstService, and with coupon pricing determined at the time of each Note issuance.

As part of the closing of the New York Life facility, FirstService issued, on a private placement basis to New York Life, US$60 million of 4.53% Notes due September 29, 2032. Together with the previously outstanding US$90 million of 3.84% Notes due January 16, 2025, which are equally held by New York Life and Prudential, FirstService currently has US$150 million of issued and outstanding Notes, leaving $300 million of remaining capacity under the Facilities at the present time. The proceeds from any issued Notes are intended to be utilized for working capital and general corporate purposes and to fund future tuck-under acquisitions, as well as potential repayment of amounts outstanding under FirstService’s revolving bank credit facility. Covenants and restrictions under the Facilities are substantively equivalent to those contained in FirstService’s revolving bank credit facility.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Executive Officer

If further information is required, please contact Jeremy Rakusin, Chief Financial Officer, at 416-960-9566.

9.	Date of Report

DATED at Toronto, Ontario this 3rd day of October, 2022.